

March 26, 2015

Mr. John Fortson
AAR CORP.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

      Re: AAR CORP.
              Form 10-K for the year ended May 31, 2014
              Filed July 17, 2014
              File No. 001-06263

Dear Mr. Fortson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Melissa Raminpour

                      Melissa Raminpour
                      Branch Chief